UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549
FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________

Commission File Number: 1-14465

IDAHO POWER COMPANY
EMPLOYEE SAVINGS PLAN

(Full title of Plan)

IDACORP, Inc.
1221 W. Idaho Street
Boise, ID  83702-5627

(Name of issuer and address of principal executive office)

1

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FINANCIAL STATEMENTS AND EXHIBITS:
Page
Financial Statements of the Idaho Power Company
Employee Savings Plan as of and for the Years Ended
December 31, 2007 and 2006:

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-11

Supplemental Schedule as of December 31, 2007:

Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held
at End of Year)	12-13

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

Signatures	14

Exhibits:

Index	15

23	Consent of Independent Registered Public Accounting Firm	16

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in the
Idaho Power Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Idaho Power Company Employee Savings Plan ("the Plan") as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Boise, Idaho
June 24, 2008

3

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006

INVESTMENTS (Note 3):
Participant-directed	$289,496,658	$275,766,762

RECEIVABLES:
Participant contributions	474,885	382,453
Employer contributions	199,331	164,913
Total receivables	674,216	547,366

NET ASSETS AVAILABLE FOR BENEFITS	$290,170,874	$276,314,128

See notes to financial statements.

4

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

CONTRIBUTIONS:
Participant contributions	$12,629,038	$11,536,160
Employer contributions:
Cash	3,001,658	2,451,790
IDACORP common stock	1,806,838	1,883,172

Total contributions	17,437,534	15,871,122

INVESTMENT INCOME:
Net (depreciation) appreciation in fair value
of investments (Note 3)	(3,497,212)	31,162,183
Dividends and interest	15,675,259	10,814,519

Net investment income	12,178,047	41,976,702

DEDUCTIONS:
Benefits paid to participants	15,745,178	12,904,656
Administrative expenses	13,657	7,088

Total deductions	15,758,835	12,911,744

INCREASE IN NET ASSETS	13,856,746	44,936,080

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	276,314,128	231,378,048

End of year	$290,170,874	$276,314,128

See notes to financial statements.

5

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

1.     DESCRIPTION OF THE PLAN

The following brief description of the Idaho Power Company Employee Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering all employees (full-time, part-time and temporary) of IDACORP, Inc. (IDACORP) and its participating subsidiaries (the Company), including Idaho Power Company (the Plan's Sponsor and the Plan Administrator), as allowed under Section 401(k) of the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).  The Plan Administrator's Fiduciary Committee controls and manages the operation and administration of the Plan.  Mercer Trust Company (Mercer) is the trustee of the Plan.

Effective January 1, 1998, the Plan was amended and restated.  This amendment and restatement converted the Plan into a combined 401(k) and employee stock ownership plan, which allows participants the option of obtaining distributions in the form of cash or common stock of IDACORP.  The amended and restated plan also allows the Plan Administrator to distribute the quarterly dividend on shares of IDACORP stock (the dividend pass-through feature) to electing participants in the Plan.  Employees are eligible to participate in the Plan as of their hire date, although matching contributions prior to April 1, 2006 required the completion of 12 months of employment.  The Plan was amended April 1, 2006, and effective that date employees are eligible to receive matching contributions as of their hire date.  Matching contributions are vested upon completion of twelve months of employment.

Contributions - Eligible employees may participate in the Plan by contributing to the Savings Feature (after-tax) or the Deferred Feature (before-tax) of the Plan.  Following the April 1, 2006 amendment, employees are also permitted to contribute after-tax dollars to a Roth 401(k) Feature.  The participant may elect to contribute to any or all features up to 100 percent of eligible pay, as defined in the Plan, subject to certain IRC limitations.  The Company makes a matching contribution for the participant in an amount equal to 100 percent of the participant's first two percent of eligible pay contributed to the Plan and 50 percent of the next four percent of eligible pay contributed to the Plan.  Participant contributions in excess of six percent of eligible pay are not matched by the Company.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans or pre-tax IRAs.

6

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 48 mutual funds and IDACORP common stock as investment options for participants.  A self-directed brokerage account is also available to allow participants to select investment options not specifically offered by the Plan.

Vesting - All contributions made prior to April 1, 2006 are fully vested and nonforfeitable at all times.  For contributions made after April 1, 2006, the match portion is vested only for participants that have completed twelve months of service.  Matching contributions that are forfeited are used to reduce the employer's matching contribution in the year following the year in which the forfeiture arose.  Matching contributions of $2,679 and $2,402 were forfeited during the years ended December 31, 2007 and 2006, respectively.  Previously forfeited matching contributions of $2,425, or the 2006 forfeitures of $2,402 plus earnings on that amount, were used to reduce the employer's matching contribution during 2007.  As there were no forfeited balances prior to 2006, no forfeited matching contributions were used to reduce the employer's matching contribution during 2006.

Payments of Benefits and Withdrawals - Benefits are payable upon a participant's disability, termination of employment or death.  In the event of disability or termination of employment, benefits are not distributable until the participant elects to receive a distribution, which may be in the form of a lump sum distribution or monthly, quarterly, semi-annual or annual installments.  Upon death of a participant, a beneficiary who is not a surviving spouse may take a lump sum distribution or elect an installment form of payment (monthly, quarterly, semi-annual or annual) for a payment period of up to five years.  A beneficiary who is a surviving spouse may take a lump sum distribution, elect an installment form of payment (monthly, quarterly, semi-annual or annual) or remain in the Plan as long as his or her account balance is greater than $1,000, subject to the mandatory minimum distribution requirements of the Internal Revenue Code of 1986, as amended.  The installment forms of distribution became effective April 1, 2006.  Notwithstanding the above, in the event of death, disability or termination of employment, for account balances of $1,000 or less, a lump sum payment will be made automatically.  Persons otherwise entitled to a distribution under the Plan may elect to make partial withdrawals at least quarterly in accordance with procedures determined by the Plan Administrator.

The Plan permits in-service withdrawals to be made by participants who have incurred a hardship (as defined in the Plan) or who have attained age 59 ½.  In-service withdrawals also are permitted with respect to a participant's after-tax contributions as frequently as once per calendar quarter.

7

Participant Loans - Under certain circumstances participants may borrow against their account balances.  The maximum amount of the loan is the lesser of (i) 50 percent of a participant's account balance, (ii) $50,000 reduced by a participant's highest outstanding loan balance during the previous 12 months and (iii) the total market value of a participant's account that is not invested in the self-directed brokerage account.  The interest rate on participant loans is set at the prime rate on the first business day of the month in which the loan is requested, plus one percent.  The interest rate will remain fixed through the duration of the loan.  All loans must be repaid within five years except for loans for the purchase of a primary residence, which have a maximum repayment period of ten years.  Principal and interest is paid through payroll deductions.  Loans from the Roth 401(k) Feature are not permitted, but a participant's Roth 401(k) Feature account balance shall be included in determining the maximum principal amount of a loan.

Participant Accounts - Individual accounts are maintained for each Plan participant.  Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings and is charged with withdrawals and an allocation of Plan losses.  Gains and losses on investments are allocated to participants' accounts based upon relative fund account balances at regular valuation dates specified by the trustee of the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits - Benefits are recorded when paid.  There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2007 and December 31, 2006.

8

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value and quoted market prices are used to value investments.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan's Sponsor, as provided in the Plan Document.  Plan participants who have a brokerage account pay an administrative expense of $25 per quarter.

3.     INVESTMENTS

The Plan's investments that represent five percent or more of the Plan's net assets available for benefits as of December 31 were as follows:

2007
IDACORP, Inc. Common Stock	$52,666,651
Putnam Money Market Fund Class A	31,384,636
Dodge & Cox Income Fund	29,810,210
Vanguard Institutional Index Fund	28,362,740
T. Rowe Price Equity Income Fund	18,815,989
Harbor Capital Appreciation Fund	15,413,012
All other investments	113,043,420

Total investments	$289,496,658

2006
IDACORP, Inc. Common Stock	$58,070,428
Vanguard Institutional Index Fund	28,643,793
Dodge & Cox Income Fund	26,773,977
Putnam Money Market Fund Class A	23,859,985
T. Rowe Price Equity Income Fund	19,255,775
Harbor Capital Appreciation Fund	15,173,869
Allianz NFJ Small-Cap Value Fund	14,458,022
All other investments	89,530,913

Total investments	$275,766,762

During the years ended December 31, 2007 and 2006, the Plan's investments

(including gains and losses on investments bought and sold, as well as held during the year)

appreciated (depreciated) in value as follows:

9

	2007	2006
Mutual Funds - Blend	$1,167,123	$7,056,898
Mutual Funds - Growth	3,783,375	3,117,018
Mutual Funds - Income	66,267	256,455
Mutual Funds - Value	(3,382,629)	5,010,609
Brokerage Securities	14,569	262,939
IDACORP, Inc. Common Stock	(5,145,917)	15,458,264

Net (depreciation) appreciation	$(3,497,212)	$31,162,183

4.    PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would immediately become 100 percent vested in their accounts.

5.     FEDERAL INCOME TAX STATUS

The Company received a determination letter, dated August 1, 2001, from the Internal Revenue Service stating that the Plan, as amended, is qualified under Sections 401 and 501 of the IRC.  The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Participants in a qualified plan are not subject to income taxes on Company contributions or dividend income allocated to their accounts until a distribution is made from the Plan.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  Dividends paid under the dividend pass-through feature (Note 1) are considered taxable income to the participant in the year received.

6.     RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Putnam Investments, which was owned by Marsh & McLennan, the parent company of Mercer.  Mercer is the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  On August 3, 2007, Marsh & McLennan sold its interest in Putnam Investments to an unrelated buyer.

At December 31, 2007 and 2006, the Plan held 1,495,362 and 1,502,469 shares, respectively, of common stock of IDACORP, Inc., the parent company of the sponsoring employer, with a cost basis of $43,222,968 and $42,633,401, respectively.

During the years ended December 31, 2007 and 2006, the Plan recorded dividends received from IDACORP of $1,818,971 and $1,944,564, respectively.

10

7.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits per the
financial statements	$290,170,874	$276,314,128

Deemed distributions to participants	(67,679)	(95,201)

Net assets available for benefits per
the Form 5500	$290,103,195	$276,218,927

The following is a reconciliation of the increase in net assets per the financial statements to the Form 5500:

Year ended
December 31, 2007

Increase in net assets per the financial statements	$13,856,746

Less: Deemed distributions to participants at
December 31, 2007	(67,679)
Add: Deemed distributions to participants at
December 31, 2006	95,201

Net income per the Form 5500	$13,884,268

11

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

			(d)	(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Cost**	Value
*	IDACORP, Inc.	Common Stock		$52,666,651
	Putnam Investments	Putnam Money Market Fund Class A		31,384,636
	Dodge & Cox Funds	Dodge & Cox Income Fund		29,810,210
	Vanguard	Vanguard Institutional Index Fund		28,362,740
	T. Rowe Price	T. Rowe Price Equity Income Fund		18,815,989
	Harbor Fund	Harbor Capital Appreciation Fund		15,413,012
	Pimco Allianz Investments	Allianz NFJ Small-Cap Value Fund		14,041,090
	AIM Investments	AIM International Growth Fund		12,297,779
	Artisan Funds	Artisan International Fund		9,369,798
	Dimensional Fund Advisors	Dimensional International Value Fund		7,212,964
	Putnam Investments	Putnam OTC & Emerging Growth Fund Class Y		6,255,616
	Causeway Funds	Causeway International Value Fund		5,856,327
	AIM Investments	AIM Small Cap Growth Fund		5,239,294
	Putnam Investments	Putnam Balanced Portfolio Class Y		4,720,180
	Putnam Investments	Putnam Bond Index Fund		4,670,361
	Vanguard	Vanguard Balanced Index Fund Signal Shares		4,448,792
	Payden Funds	Payden U.S. Growth Leaders Fund		4,047,311
	Putnam Investments	Putnam Global Natural Resources Fund		3,901,929
	Putnam Investments	Putnam Equity Income Fund Class Y		3,234,669
	Brokerage Account	Brokerage Securities		3,158,450
	Putnam Investments	Putnam Small Cap Growth Fund Class Y		3,130,856
	Putnam Investments	Putnam Investors Fund Class Y		2,591,953
	Putnam Investments	Putnam Small Cap Value Fund Class Y		2,484,965
	Putnam Investments	Putnam International Capital Opportunities
		Class Y		2,232,418
	Putnam Investments	Putnam High Yield Trust Class Y		1,403,309
	Putnam Investments	Putnam New Value Fund Class Y		1,096,371
	Putnam Investments	Putnam Utilities Growth & Income Fund Class A		992,348
	Putnam Investments	Putnam Diversified Income Trust Class Y		946,608
	Putnam Investments	Putnam International New
		Opportunities Fund Class A		914,534
	Putnam Investments	Putnam Capital Opportunities Fund Class Y		718,145
	Putnam Investments	Putnam Income Fund Class Y		655,678
	Putnam Investments	Putnam Money Market Fund Self-Directed
		Brokerage		580,678
	Putnam Investments	Putnam Europe Equity Fund		505,585
	Putnam Investments	The George Putnam Fund of Boston Class Y		501,839
	Putnam Investments	Putnam International Growth & Income
		Fund Class Y		471,482
	Putnam Investments	Putnam Global Income Trust Class A		418,567
	Putnam Investments	Putnam Global Equity Fund Class Y		359,952
	Putnam Investments	Putnam Health Sciences Trust Class Y		335,951
	Putnam Investments	Putnam American Government Income Fund		327,135
	Putnam Investments	Putnam Capital Appreciation Fund Class A		316,823
	Putnam Investments	Putnam Vista Fund Class Y		185,253
	Putnam Investments	Putnam Convertible Income - Growth Y		176,671
	Putnam Investments	Putnam New Opportunities Fund Class Y		175,285

12

IDAHO POWER COMPANY EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2007

			(d)	(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Cost**	Value

	Putnam Investments	Putnam Discovery Growth Fund Class Y		$175,010
	Putnam Investments	Putnam International Equity Fund Class Y		116,933
	Putnam Investments	Pending Account		101,999
	Putnam Investments	Putnam Research Fund Class Y		99,028
	Putnam Investments	Putnam Fund for Growth & Income Class Y		69,750
	Putnam Investments	Putnam Voyager Fund Class Y		65,941
	Putnam Investments	Putnam Growth Opportunities Fund Class Y		36,833
	Putnam Investments	Putnam Classic Equity Fund Class Y		6,364
	Participant Loans	Interest rates 5% - 10.5%		2,394,596

				$289,496,658

*Denotes a permitted party-in-interest with respect to the Plan

**Cost information is not required for participant-directed investments and, therefore, is not included.

13

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, Idaho Power Company, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Idaho Power Company
Employee Savings Plan

By:  /s/ Darrel T. Anderson

Idaho Power Company, as Plan Administrator, by Darrel T. Anderson, Senior Vice President - Administrative Services and Chief Financial Officer

Date:  June 24, 2008

14

EXHIBIT INDEX

		Sequentially
Exhibit Number	Exhibit	Numbered Page

23	Consent of Independent
	Registered Public Accounting Firm	16

15